VIA EDGAR

April 8, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Time Warner Cable Inc.—2014 Proxy Material

Ladies and Gentlemen:

On behalf of Time Warner Cable Inc. (“Time Warner Cable”), transmitted herewith pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation S-T are Time Warner Cable’s Notice of Annual Meeting, Proxy Statement and form of proxy. On February 11, 2014, Charter Communications, Inc. (“Charter”) notified Time Warner Cable of its intent to nominate thirteen alternative director nominees for election at Time Warner Cable’s 2014 annual meeting of stockholders in opposition to the nominees recommended by the Board of Directors of Time Warner Cable and to pursue certain associated by-law proposals described in the Proxy Statement. Since then, Charter has not taken any action to solicit proxies in support of its proposals. Time Warner Cable is filing proxy material in preliminary form because it has referred in its proxy material to Charter’s solicitation in opposition to Time Warner Cable’s slate of director nominees and in favor of its associated by-law proposals and intends to solicit proxies against Charter’s proposals if Charter pursues them. It is expected that definitive copies of Time Warner Cable’s proxy material will be mailed or otherwise distributed commencing on or about April 18, 2014 to stockholders of record as of April 11, 2014 entitled to vote at Time Warner Cable’s Annual Meeting of Stockholders expected to be held on June 5, 2014.

Please direct any comments you might have in connection with the materials filed herewith to the undersigned at (212) 364-8519 or via email to susan.waxenberg@twcable.com.

Sincerely,

Susan A. Waxenberg

Vice President & Chief Counsel,

Securities and Assistant Secretary

Time Warner Cable Inc.